PROSPECTUS SUPPLEMENT                           REGISTRATION NO. 333-54662
(To Prospectus dated February 17, 2006)         Filed Pursuant to Rule 424(b)(3)


                              [HOLDRS RETAIL LOGO]


                        1,000,000,000 Depositary Receipts
                            Retail HOLDRS (SM) Trust

         This prospectus supplement supplements information contained in the prospectus dated February 17, 2006 relating to the sale of up to 1,000,000,000 depositary receipts by the Retail HOLDRS (SM) Trust.

         The share amounts specified in the table in the "Highlights of Retail HOLDRS" section of the base prospectus shall be replaced with the following:

                                                                                                   Primary
                                                                                     Share         Trading
                           Name of Company                            Ticker        Amounts         Market
           ----------------------------------------------             ------        -------         ------
           Amazon.com, Inc.                                            AMZN            7           NASDAQ
           Best Buy Co., Inc.                                          BBY             9            NYSE
           Costco Wholesale Corporation                                COST            8           NASDAQ
           CVS Corporation                                             CVS            14            NYSE
           Federated Department Stores                                  FD          11.738          NYSE
           Kohl's Corporation                                          KSS             6            NYSE
           Limited Brands, Inc.                                        LTD             8            NYSE
           Lowe's Companies, Inc.(1)                                   LOW            14            NYSE
           RadioShack Corporation                                      RSH             3            NYSE
           Safeway Inc.                                                SWY             9            NYSE
           SUPERVALU INC.(2)                                           SVU           1.456          NYSE
           Target Corporation                                          TGT            16            NYSE
           The Gap, Inc.                                               GPS            16            NYSE
           The Home Depot, Inc.                                         HD            40            NYSE
           The Kroger Co.                                               KR            15            NYSE
           The TJX Companies, Inc.                                     TJX            10            NYSE
           Walgreen Co.                                                WAG            19            NYSE
           Wal-Mart Stores, Inc.                                       WMT            36            NYSE

(1) The quantity of shares of Lowe's Companies, Inc. (NYSE: "LOW") represented by each 100 share round lot of Retail HOLDRS has increased to 28 shares (from 14) due to a 2 for 1 stock split. Therefore, effective July 7, 2006 deposits of Lowe's Companies, Inc. common stock for the creation of Retail HOLDRS increased to 28 shares.

(2) As a result of the merger between SUPERVALU INC. (NYSE: "SVU") and Albertson's, Inc., (NYSE: ABS) effective June 2, 2006, SUPERVALU INC. replaced Albertson's, Inc. as an underlying security of the Retail HOLDRS. For the 8 shares of Albertson's, Inc. per 100 shares round lot of Retail HOLDRS, The Bank of New York received 1.456 shares of SUPERVALU INC. and $162.80 in cash. The Bank of New York distributed the cash on June 13, 2006 at a rate of $1.628 per depositary share of Retail HOLDRS.


         The share amounts listed in the table above reflect all previous stock splits, dividends and business combination transactions.

            The date of this prospectus supplement is June 30, 2006.